UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FORRESTER RESEARCH, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

346563109

(CUSIP Number of Class of Securities)

Forrester Research, Inc.

Gail S. Mann, Esq.

Chief Legal Officer and Secretary

60 Acorn Park Drive

Cambridge, Massachusetts 02140

(617) 613-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Margaret R. Cohen, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

1 Beacon Street, 31st Floor

Boston, MA 02108

(617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$130,000,000	$ 17,732

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $130,000,000 shares of common stock of Forrester Research, Inc. at a purchase price not greater than $36.00 per share and not less than $32.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A

Form or Registration No.:   N/A

Filing Party:                         N/A

Date Filed:                           N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Forrester Research, Inc., a Delaware corporation (“Forrester” or the “Company”), to purchase for not more than $130,000,000 in cash shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (1) auction tenders at prices specified by the tendering stockholders not greater than $36.00 per Share and not less than $32.00 per Share or (2) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated April 3, 2013 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Forrester Research, Inc. The address and telephone number of the issuer’s principal executive offices are: 60 Acorn Park Drive, Cambridge, Massachusetts 02140, (617) 613-6000.

(b) The subject securities are Forrester’s common stock, par value $0.01 per share. As of March 15, 2013, there were 22,335,292 Shares issued and outstanding.

(c) Information about the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 8 — Price Range of Shares.”

Item 3.	Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Forrester Research, Inc. The address and telephone number of Forrester are set forth under Item 2(a) above. The names of the directors and executive officers of Forrester are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Forrester are c/o Forrester Research, Inc., 60 Acorn Park Drive, Cambridge, Massachusetts 02140, (617) 613-6000.

Item 4.	Terms of the Transaction.

(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — U.S. Federal Income Tax Considerations” and “Section 15 — Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of security holders as a result of this transaction.

(b) The details regarding any purchases from an officer, director or affiliate of Forrester are incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Information regarding agreements involving Forrester’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(b) Information regarding the treatment of Shares acquired pursuant to the Tender Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(c) Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 8 — Price Range of Shares” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

(b) Financing will not be required in connection with the Tender Offer.

(d) None of the consideration for the Tender Offer will be borrowed. Forrester will use cash, cash equivalents and marketable securities to fund the Tender Offer.

Item 8.	Interest in Securities of the Subject Company.

(a) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash. The Tender Offer is not subject to any financing condition and Forrester is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.	Additional Information.

The Company will amend the Schedule TO to include documents that the Company may file with the Securities and Exchange Commission (the “SEC”) after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(1) The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5) None. The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 3, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 3, 2013.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 3, 2013.

(a)(1)(F)	Summary Advertisement, dated April 3, 2013.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the Tender Offer, dated April 1, 2013 (incorporated by reference to Exhibit 99.1 of our current report on Form 8-K filed with the SEC on April 1, 2013).

(a)(5)(B)	Press release announcing commencement of the Tender Offer, dated April 3, 2013.

(b)	None.

(d)(1)	Registration Rights and Non-Competition Agreement (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-1 filed with the SEC on September 26, 1996).

(d)(2)(A)	1996 Amended and Restated Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 of our annual report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(2)(B)	Form of Stock Option Certificate (1996 Amended and Restated Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended September 30, 2004).

(d)(2)(C)	Form of Performance-Based Option Certificate (1996 Amended and Restated Equity Incentive Plan) (incorporated by reference to Exhibit 10.10 of our quarterly report on Form 10-Q for the quarter ended March 31, 2005).

(d)(3)(A)	1996 Amended and Restated Stock Option Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.1 of our quarterly report on form 10-Q for the quarterly period ended March 31, 2002).

(d)(3)(B)	Form of Director’s Option Certificate (1996 Amended and Restated Stock Option Plan for Non-Employee Directors) (incorporated by reference to Exhibit 10.12 of our quarterly report on Form 10-Q for the quarter ended June 30, 2005).

(d)(4)(A)	Amended and Restated 2006 Equity Incentive Plan (incorporated by reference to Exhibit A of our definitive proxy on Schedule 14A filed with the SEC on March 26, 2012).

(d)(4)(B)	Form of Incentive Stock Option Certificate (2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended September 30, 2006).

(d)(4)(C)	Form of Non-Qualified Stock Option Certificate (2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.2 of our quarterly report on Form 10-Q for the quarter ended September 30, 2006).

(d)(4)(D)	Form of Performance-Based Option Certificate (2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.17 of our annual report on Form 10-K for the year ended December 31, 2006).

(d)(4)(E)	Form of Performance-Based Restricted Stock Unit Award Agreement (2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(4)(F)	Form of Restricted Stock Unit Award Agreement (Amended and Restated 2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.15 of our annual report on Form 10-K for the year ended December 31, 2012).

(d)(4)(G)	Form of Restricted Stock Unit Award Agreement for Directors (Amended and Restated 2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended June 30, 2012).

(d)(5)(A)	Stock Option Plan for Directors, as amended (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended March 31, 2010).

(d)(5)(B)	Form of Director’s Option Certificate (2006 Stock Option Plan for Directors) (incorporated by reference to Exhibit 10.18 of our annual report on Form 10-K for the year ended December 31, 2006).

(d)(6)	Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 of our annual report on Form 10-K for the fiscal year ended December 31, 2011).

(d)(7)	Employment Offer Letter from the Company to Michael A. Doyle dated July 24, 2007 (incorporated by reference to Exhibit 10.21 of our annual report on Form 10-K for the fiscal year ended December 31, 2006).

(d)(8)	Employment Agreement between Forrester Research B.V. and Dennis van Lingen dated as of June 20, 2000, and Addendum thereto dated May 21, 2001 (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended March 31, 2008).

(d)(9)	Employment Offer Letter from the Company to Steven Peltzman dated September 6, 2011.

(d)(10)	Corporate Governance Guidelines.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORRESTER RESEARCH, INC.

By:	/s/ Michael A. Doyle
Name: Michael A. Doyle
Title: Chief Financial Officer and Treasurer

Date: April 3, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 3, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 3, 2013.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 3, 2013.

(a)(1)(F)	Summary Advertisement, dated April 3, 2013.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the Tender Offer, dated April 1, 2013 (incorporated by reference to Exhibit 99.1 of our current report on Form 8-K filed with the SEC on April 1, 2013).

(a)(5)(B)	Press release announcing commencement of the Tender Offer, dated April 3, 2013.

(b)	None.

(d)(1)	Registration Rights and Non-Competition Agreement (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-1 filed with the SEC on September 26, 1996).

(d)(2)(A)	1996 Amended and Restated Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 of our annual report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(2)(B)	Form of Stock Option Certificate (1996 Amended and Restated Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended September 30, 2004).

(d)(2)(C)	Form of Performance-Based Option Certificate (1996 Amended and Restated Equity Incentive Plan) (incorporated by reference to Exhibit 10.10 of our quarterly report on Form 10-Q for the quarter ended March 31, 2005).

(d)(3)(A)	1996 Amended and Restated Stock Option Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.1 of our quarterly report on form 10-Q for the quarterly period ended March 31, 2002).

(d)(3)(B)	Form of Director’s Option Certificate (1996 Amended and Restated Stock Option Plan for Non-Employee Directors) (incorporated by reference to Exhibit 10.12 of our quarterly report on Form 10-Q for the quarter ended June 30, 2005).

(d)(4)(A)	Amended and Restated 2006 Equity Incentive Plan (incorporated by reference to Exhibit A of our definitive proxy on Schedule 14A filed with the SEC on March 26, 2012).

(d)(4)(B)	Form of Incentive Stock Option Certificate (2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended September 30, 2006).

(d)(4)(C)	Form of Non-Qualified Stock Option Certificate (2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.2 of our quarterly report on Form 10-Q for the quarter ended September 30, 2006).

(d)(4)(D)	Form of Performance-Based Option Certificate (2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.17 of our annual report on Form 10-K for the year ended December 31, 2006).

(d)(4)(E)	Form of Performance-Based Restricted Stock Unit Award Agreement (2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(4)(F)	Form of Restricted Stock Unit Award Agreement (Amended and Restated 2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.15 of our annual report on Form 10-K for the year ended December 31, 2012).

(d)(4)(G)	Form of Restricted Stock Unit Award Agreement for Directors (Amended and Restated 2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended June 30, 2012).

(d)(5)(A)	Stock Option Plan for Directors, as amended (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended March 31, 2010).

(d)(5)(B)	Form of Director’s Option Certificate (2006 Stock Option Plan for Directors) (incorporated by reference to Exhibit 10.18 of our annual report on Form 10-K for the year ended December 31, 2006).

(d)(6)	Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 of our annual report on Form 10-K for the fiscal year ended December 31, 2011).

(d)(7)	Employment Offer Letter from the Company to Michael A. Doyle dated July 24, 2007 (incorporated by reference to Exhibit 10.21 of our annual report on Form 10-K for the fiscal year ended December 31, 2006).

(d)(8)	Employment Agreement between Forrester Research B.V. and Dennis van Lingen dated as of June 20, 2000, and Addendum thereto dated May 21, 2001 (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended March 31, 2008).

(d)(9)	Employment Offer Letter from the Company to Steven Peltzman dated September 6, 2011.

(d)(10)	Corporate Governance Guidelines.

(g)	None.

(h)	None.